July 25, 2024

Eduardo Iniguez
Chief Executive Officer
Getaround, Inc
P.O. Box 24173
Oakland, CA 94623

       Re: Getaround, Inc
           Amendment No. 2 to Registration Statement on Form S-1
           Filed July 19, 2024
           File No. 333-269571
Dear Eduardo Iniguez:

     We have conducted a limited review of your registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1
Cover Page

1. We note your response to prior comment 2 and reissue in part. Please disclose the aggregate profit, as a dollar amount, the Selling Securityholders will earn based on your current trading price. We note the revisions to the Prospectus Summary and Risk Factors sections, including the table provided.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 July 25, 2024
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kate Beukenkamp at 202-551-3861 or Mara Ransom at 202-551-3264 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   William L. Hughes